UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No.4)


                      Metromedia International Group, Inc.
                   -----------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    591689104
                                 --------------
                                 (CUSIP Number)

                      D.E. Shaw Laminar Portfolios, L.L.C.
                          Attn: Compliance Department
                              39th Floor, Tower 45
                           120 West Forty-Fifth Street
                             New York, NY 10036 USA
                              Tel: (212) 478-0000
                                -----------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 15 , 2006
                               ------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

                                  SCHEDULE 13D
CUSIP No   591689104

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            D.E. Shaw Laminar Portfolios, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      6,813,000
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            6,813,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,813,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.2%

14    TYPE OF REPORTING PERSON

            OO

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            D.E. Shaw & Co., L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      6,813,000
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            6,813,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,813,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.2%

14    TYPE OF REPORTING PERSON

            IA, PN

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           D.E. Shaw & Co., L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      6,813,000
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            6,813,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,813,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.2%

14    TYPE OF REPORTING PERSON

            OO

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            David E. Shaw

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|   (b) |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS

            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)     |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

NUMBER          7       SOLE VOTING POWER
OF                              0
SHARES
BENEFI-         8       SHARED VOTING POWER
CIALLY                      6,813,000
OWNED
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON
WITH           10       SHARED DISPOSITIVE POWER
                            6,813,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,813,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.2%

14    TYPE OF REPORTING PERSON

            IN

     This Amendment No.4 is filed with respect to the shares of the common stock, $0.01 par value (the "Common Stock"), of Metromedia International Group, Inc., a Delaware corporation ("Issuer"), beneficially owned by the Reporting Persons (as defined below) as of December 18, 2006 and amends and restates the
Schedule 13D filed originally on October 10, 2006, as amended and/or restated on October 20, 2006, November 22, 2006 and December 8, 2006 with respect to the Reporting Persons (collectively, the "Schedule 13D").

Item 1.  Security and Issuer

     This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Metromedia International Group, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 8000 Tower Point Drive, Charlotte, North Carolina 28227.

Item 2.  Identity and Background

     (a).  NAME

     The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

     - D. E. Shaw Laminar Portfolios, L.L.C. ("Laminar")
     - D. E. Shaw & Co., L.P. ("DESCO LP")
     - D. E. Shaw & Co., L.L.C. ("DESCO LLC")
     - David E. Shaw

     (b).  RESIDENCE OR BUSINESS ADDRESS

     The principal address and principal office, as applicable, for each of the Reporting Persons is 120 West Forty-Fifth Street, Floor 39, Tower 45, New York, New York 10036.

     (c). PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

     The principal business of Laminar is that of a limited liability company focusing primarily on credit opportunities-related investment strategies. Laminar does not have any executive officers or directors. The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Laminar. The principal business of DESCO LLC is to act as managing member to certain funds, including, without limitation, Laminar. D. E. Shaw & Co., Inc., a Delaware corporation ("DESCO Inc."), is the general partner of DESCO LP. D. E. Shaw & Co. II, Inc., a Delaware corporation ("DESCO II, Inc."), is the managing member of DESCO LLC. David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc.

     (d), (e). CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

     During the last five years, none of the Reporting Persons has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

     (f). CITIZENSHIP

     Laminar is a Delaware limited liability company. DESCO LP is a Delaware limited partnership. DESCO LLC is a Delaware limited liability company. David E. Shaw is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     In acquiring its shares of Common Stock, Laminar expended approximately $6,614,243 (excluding commissions) of its working capital.

Item 4.  Purpose of Transaction

     On October 5, 2006, the Reporting Persons became a party to a verbal, non-binding among Esopus Creek Value, LP ("Esopus") and other parties (the "Shareholder Group") pursuant to which the parties agreed to oppose the proposed sale and bankruptcy transaction involving Salford Gerogia and other potential members of a consortium (the "Proposed Transaction") and to support nominations for directors and proposals submitted by Esopus to be voted on at the 2006 Annual Meeting of Stockholders (the "Annual Meeting") held on December 15, 2006. The nominees and proposals were later withdrawn by Esopus.

     On November 18, 2006, the Issuer announced the abandonment of the Proposed Transaction. On December 15, 2006, the Issuer held the Annual Meeting and also announced the termination of certain lock-up and voting agreements previously entered into between the Issuer and representatives of approximately 80% of the holders of the Issuer's preferred stock. Following the Annual Meeting, the Reporting Persons elected to withdraw from the Shareholder Group.

     If the Issuer  announces a new proposed  transaction  that proposes to sell substantially all of the assets of the Issuer and such newly proposed transaction is not structured in a manner acceptable to the Reporting Persons, the Reporting Persons reserve the right to solicit proxies to oppose such new transaction or take such other actions as the Reporting Persons deem appropriate. The Reporting Persons also reserve the right to engage in a proxy solicitation with respect to the election of directors or any other proposed sale or similar transaction at a future date and to continue to acquire and/or dispose of securities of the Issuer, to pursue litigation against the Issuer, its directors and/or its officers, to recommend to management strategic alternatives, and to take any other appropriate actions in furtherance of their interests as stockholders of the Issuer.

Item 5.  Interest in Securities of the Issuer

     (a). The Reporting Persons beneficially own 6,813,000 shares of Common Stock, representing 7.2% of the outstanding shares of Common Stock.

     (b). The Reporting Persons share the power to vote and to direct the vote and the power to dispose and to direct the disposition of the 6,813,000 shares of Common Stock beneficially owned by the Reporting Persons.

     DESCO LP, as Laminar's investment adviser, and DESCO LLC, as Laminar's managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 6,813,000 shares of Common Stock beneficially owned by Laminar. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 6,813,000 shares of Common Stock beneficially owned by Laminar. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 6,813,000 shares of Common Stock beneficially owned by Laminar. None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any shares of Common Stock of the Issuer directly and each such entity disclaims beneficial ownership of the 6,813,000 shares of Common Stock beneficially owned by Laminar.

     David E. Shaw does not own any shares of Common Stock directly. By virtue of David E. Shaw's position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw's position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 6,813,000 shares of Common Stock owned by Laminar and, therefore, David E. Shaw may be deemed to be the indirect beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of the 6,813,000 shares of Common Stock beneficially owned by Laminar

     (c). No transactions in the Issuer's Common Stock were effected by the Reporting Persons during the past sixty days.

     (d). No person other than the Reporting Persons and the investment funds and accounts under their management is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Item 4 regarding the verbal, non-binding agreement previously entered into by the Reporting Persons (and from which the Reporting Persons withdrew on December 15, 2006).

Item 7.  Material to Be Filed as Exhibits

     The following documents are filed as exhibits:

Exhibit 1: Joint Filing Agreement

Exhibits 2 and 3: Powers of Attorney

                                   Signature

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Anne Dinning, Julius Gaudio, Lou Salkind, Stuart Steckler and Eric Wepsic are attached hereto as Exhibit 2 and Exhibit 3 and incorporated herein by reference.

Dated:  December 19, 2006, 2006

                                D.E. SHAW LAMINAR PORTFOLIOS, L.L.C.
                                BY: D.E. SHAW & CO., L.L.C.,
                                     as managing member


                                       By: /s/ Julius Gaudio
                                           -------------------
                                       Name:   Julius Gaudio
                                       Title:  Managing Member


                                D.E. SHAW & CO., L.P.

                                By: /s/ Julius Gaudio
                                    -------------------
                                Name:   Julius Gaudio
                                Title:  Managing Member


                                D.E. SHAW & CO., L.L.C.

                                By: /s/ Julius Gaudio
                                    -------------------
                                Name:   Julius Gaudio
                                Title:  Managing Member


                                DAVID E. SHAW

                                By: /s/ Julius Gaudio
                                    --------------------------------------
                                Name:   Julius Gaudio
                                Title:  Attorney-in-Fact for David E. Shaw

                                   Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agrees to the joint filing, along with all other such Reporting Persons, on behalf of each of them, of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $0.01 par value, of Metromedia International Group, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this 19th day of August, 2006.




                                D.E. SHAW LAMINAR PORTFOLIOS, L.L.C.
                                BY: D.E. SHAW & CO., L.L.C.,
                                     as managing member


                                       By: /s/ Julius Gaudio
                                           -------------------
                                       Name:   Julius Gaudio
                                       Title:  Managing Member


                                D.E. SHAW & CO., L.P.

                                By: /s/ Julius Gaudio
                                    -------------------
                                Name:   Julius Gaudio
                                Title:  Managing Member


                                D.E. SHAW & CO., L.L.C.

                                By: /s/ Julius Gaudio
                                    -------------------
                                Name:   Julius Gaudio
                                Title:  Managing Member


                                DAVID E. SHAW

                                By: /s/ Julius Gaudio
                                    --------------------------------------
                                Name:   Julius Gaudio
                                Title:  Attorney-in-Fact for David E. Shaw

                                   Exhibit 2

                                POWER OF ATTORNEY
                              FOR CERTAIN FILINGS
                   UNDER THE SECURITIES EXCHANGE ACT OF 1924

I, David E. Shaw, hereby make, constitute and appoint each of:


         Anne Dinning,

         Julius Gaudio,

         Lou Salkind,

         Stuart Steckler, and

         Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner of D. E. Shaw & Co., L. P. and general partner or managing member of other entities, any which in turn may be acting for itself or other entities) all documents, certificates, instruments, statement, other filings, and amendments to the forgoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F, and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution, delivery, furnishing, and/or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 5, 2001, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date: February 24, 2004

DAVID E. SHAW, as President of
D. E. Shaw & Co., Inc.
/s/ David E. Shaw
-----------------
    David E. Shaw
New York, New York

                                   Exhibit 3

                               POWER OF ATTORNEY
                               FOR CERTAIN FILINGS
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


I, David E. Shaw, hereby make, constitute and appoint each of:

         Anne Dinning,

         Julius Gaudio,

         Lou Salkind,

         Stuart Steckler, and

         Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co. II, Inc. (acting for itself and as the managing member of D. E. Shaw & Co., L.L.C., which in turn may be acting for itself or as the managing member of other companies) all documents, certificates, instruments, statement, other filings and amendments to the forgoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution and delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 5, 2001, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date:  February 24, 2004

DAVID E. SHAW, as President of
D. E. Shaw & Co. II, Inc.
/s/ David E. Shaw
-----------------
    David E. Shaw
New York, New York